EXHIBIT 26.1

Use the checkbox to indicate if any officer or director reporting pursuant to section 16(a) of the Exchange Act (15 U.S.C. 78p(a)), or for foreign private issuers as defined by Rule 3b-4(c) (17 CFR 240.3b-4(c)), any director or member of senior management who would be identified pursuant to Item 1 of Form 20-F (17 CFR 249.220f), purchased or sold shares or other units of the class of the issuer’s equity securities that are registered pursuant to section 12 of the Exchange Act and subject of a publicly announced plan or program within four (4) business days before or after the issuer’s announcement of such repurchase plan or program or the announcement of an increase of an existing share repurchase plan or program. □

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Execution date	Class of securities	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced plan	Aggregate maximum number of shares that may yet be purchased under such a plan	Total number of shares purchased on the open market	Total number of shares purchased that are intended to qualify for the Rule 10b-18 safe harbor	Total number of shares purchased pursuant to a plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c)
12/20/2023	Common	11 million	0	0	0	0	0	0

On October 18, 2023, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat”), a Delaware corporation, and GenFlat shareholders who own 97.1% of the outstanding shares of common stock of GenFlat. Pursuant to the Share Exchange Agreement, all GenFlat shareholders who are parties to the Share Exchange Agreement will receive ninety eight percent (98%) of the issued and outstanding shares of common stock of the Company in exchange for their shares of GenFlat common stock on a pro rata basis.

The Share Exchange Agreement closed on December 20, 2023. Pursuant to the Share Exchange Agreement, and on the terms and subject to the conditions contained therein, at the closing, the Company acquired 97.22% of the outstanding shares of common stock of GenFlat from GenFlat stockholders who were a party to the Share Exchange Agreement in exchange for 1,043,847,000 shares of common stock of the Company. Additionally, 11,000,000 shares of outstanding Company common stock were canceled, resulting in 1,054,150,000 shares of common stock issued and outstanding as of the Closing Date. The 11,000,000 shares of outstanding Company common stock that were canceled on December 20, 2023 were owned by the Company’s then CEO/CFO/Sole director, Stephen Epstein.